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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AMERICAN HOME MORTGAGE INVESTMENT CORP.

(Name of Issuer)

Shares of Common Stock, par value $.01 per share

(Title of Class of Securities)

02660R107

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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13G/A
CUSIP No. 02660R107

1.	Name of Reporting Person: Greenlight Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 13-3886851

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,409,400

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,409,400

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,409,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.5%**

12.	Type of Reporting Person*: OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

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13G/A
CUSIP No. 02660R107

1.	Name of Reporting Person: Greenlight Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only): 13-3871632

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,425,700

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,425,700

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,425,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.5%**

12.	Type of Reporting Person*: CO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

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13G/A
CUSIP No. 02660R107

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U. S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,835,100

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,835,100

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,835,100

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.1%**

12.	Type of Reporting Person*: IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

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AMENDMENT NO. 1 TO SCHEDULE 13G

     This Amendment to Schedule 13G (the “Schedule 13G”) relating to shares of Common Stock of American Home Mortgage Investment Corp, a Maryland corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”) as an amendment to the initial Schedule 13G filed with the Commission filed on May 4, 2004 (the “Original Schedule 13G”). This statement is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.” and together with Greenlight LLC, “Greenlight”) and Mr. David Einhorn, principal of Greenlight (together with Greenlight, the “Reporting Persons”).

     This Amendment No. 1 relates to shares of Common Stock, par value $0.01, of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P., of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P., of which Greenlight LLC is the general partner and (iii) Greenlight Capital Offshore, Ltd., to which Greenlight Inc. acts as investment advisor.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

Item 2(b) of the Original Schedule 13G is amended and restated in its entirety as follows

140 East 45th, Floor 24 New York, New York 10017

Item 4	Ownership.

Item 4 of the Original Schedule 13G is amended and restated in its entirety as follows

(a) Greenlight and Mr. Einhorn are the beneficial owners of 2,835,100 shares of Common Stock.

(b) Greenlight and Mr. Einhorn are the beneficial owners of 7.1% of the outstanding shares of Common Stock. This percentage was determined by dividing 2,835,100 by 40,195,686, the number of shares of Common Stock outstanding as of November 5, 2004, as reported in the Issuer’s quarterly report, the 10Q filed November 9, 2004, with the Securities and Exchange Commission.

(c) Greenlight has the sole power to vote and dispose of the 2,835,100 shares of Common Stock beneficially owned by it. As the principal of Greenlight, Mr. Einhorn may direct the vote and disposition of the 2,835,100 shares of Common Stock beneficially owned by Greenlight.

The filing of this Amendment to the Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 2,835,100 shares of Common Stock owned by Greenlight Fund, Greenlight

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Qualified or Greenlight Offshore. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 14, 2005

Greenlight Capital, L.L.C.

By:	/S/ DAVID EINHORN

David Einhorn, Senior Managing Member

Greenlight Capital, Inc.

By:	/S/ DAVID EINHORN

David Einhorn, President

/S/ DAVID EINHORN

David Einhorn

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